Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a press release issued by Towers Watson & Co. (“Towers Watson”) containing a letter to Towers Watson stockholders regarding the proposed merger of Towers Watson and Willis Group Holdings plc. Towers Watson first made the press release available on November 30, 2015.

Towers Watson Highlights Important Details Regarding

Enhanced Terms of Proposed Merger with Willis

Cash Consideration Increased Over 100%

Total Implied Value Increased Approximately 8.6%

Stockholders Urged to Vote FOR the Proposed Merger on December 11, 2015

ARLINGTON, VA – November 30, 2015 – Towers Watson (NASDAQ:TW) a global professional services company, today highlighted important details regarding the enhanced terms of its proposed merger with Willis Group Holdings (NYSE: WSH) (“Willis”).

On November 19, 2015, based on feedback received from extensive stockholder outreach and following negotiations with Willis, the Towers Watson Board of Directors unanimously approved an amended merger agreement under which the one-time cash dividend to be paid to Towers Watson stockholders will be increased over 100% to $10.00 per Towers Watson share. In reaching its determination, the Towers Watson Board considered a range of factors, including the value to be received by Towers Watson stockholders, the negotiation process resulting in the revised terms, and the desire to maintain post-merger synergies.

The benefits to Towers Watson stockholders are clear:

•	Total implied consideration has increased by $10.48 per share[1], or approximately 8.6%, with cash consideration more than doubling based on the revised terms.

•	Towers Watson shares have materially outperformed the company’s peer group since the announcement of the Willis transaction, indicating that the market does not dispute the strategic rationale and value creation potential of the transaction.

•	In addition to the increased cash consideration, Towers Watson stockholders will retain approximately 49.9% ownership interest in a leading integrated global advisory, broking and solutions firm that is expected to deliver approximately $4.7 billion in total incremental value to stockholders through a combination of cost savings, revenue synergies and tax efficiencies.

The consideration to be paid to Towers Watson stockholders remains fully in line with the terms of other precedent merger of equals transactions. As further detailed in the supplemental investor materials filed by Towers Watson, under the revised terms, Towers Watson stockholders would receive a modest discount of approximately 3.3% to the value of their shares the day prior to the transaction announcement, below the average merger of equals partner discount of 4.1% in precedent transactions.

The company has filed a supplemental investor presentation and other materials with the SEC highlighting these facts. These filings can be found at http://willisandtowerswatson.mergerannouncement.com.

As previously announced, the Towers Watson Special Meeting of Stockholders has been adjourned until December 11, 2015, in order to allow stockholders additional time to evaluate the amended merger agreement. Towers Watson stockholders of record as of the close of business on October 1, 2015 will be entitled to vote at the Towers Watson Special Meeting.

The Towers Watson Board remains confident the Towers Watson/Willis merger is in the best interest of Towers Watson’s stockholders and unanimously recommends that stockholders vote “FOR” the approval and adoption of the amended Merger Agreement and related proposals at the December 11, 2015 Special Meeting. Stockholders that have questions about how to vote their shares, or need additional assistance, should contact MacKenzie Partners at (800) 322-2885 / (212) 929-5500.

About Towers Watson

Towers Watson is a leading global professional services company that helps organizations improve performance through effective people, risk and financial management. With 16,000 associates around the world, the company offers consulting, technology and solutions in the areas of benefits, talent management, rewards, and risk and capital management. Learn more at towerswatson.com.

[1]	Based on implied consideration at close of 11/24/15 of $132.68 (2.649 shares of WSH at $46.31 + $10.00 cash) and at close of 11/17/15 (the day prior to adjournment) of $122.19 (2.649 shares of WSH at $44.29 + $4.87 cash).

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the Commission on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Contacts:

Investor Contact

Aida Sukys

aida.sukys@towerswatson.com

+1 703-258-8033

Media Contacts

Sard Verbinnen & Co

Michael Henson/Conrad Harrington

+44 (0) 20 3178 8914

Bryan Locke/Jenny Gore

+1 312 895 4700

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